UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 05 November 2015

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Harmony proves its critics wrong

Increased production, free operational cash flow and on track to meet annual guidance

Johannesburg: Thursday, 5 November 2015. Harmony Gold Mining Company Limited ("Harmony" and/or "the Company") today announced its results for the first quarter ended 30 September 2015 of financial year 2016.   The Company's restructuring efforts and its focus on what it can control – production and costs – yielded excellent results.

South African underground gold production increased by 17% (7 676kg/246 790oz) and underground recovered grade increased by 8% quarter on quarter to 4.99g/t. Production profit is 12% higher at R701 million (US$54 million), with a 7% increase in revenue at R4.1 billion (US$319 million).   The Company generated free cash flow of R122 million (US$10million) during the quarter.

Harmony is operating its underground mines in South Africa at an all-in sustaining cost of R434 829/kg (US$1 040/oz), which means that it will continue to benefit from the current higher R/kg gold price. All-in sustaining costs for all operations decreased by 3% to R466 061/kg in the September 2015 quarter, compared to R478 746/kg in the June 2015 quarter (decreased 10% from US$1 233/oz to US$1 115/oz).

The Company's exploration programme continues to enjoy considerable success in locating copper-gold mineralisation. In an environment where very little is being spent on exploration and with the scarcity of new major copper and gold discoveries, the results from the Kili Teke grassroots prospect are very encouraging. In addition, the feasibility study of the world-class gold-copper project, Golpu, is set to be completed by December 2015.

"Harmony is proving all of its critics wrong. We continue to improve our grade performance, our underground operations are generating free cash flow, our costs are well managed and we are on track to achieve our annual production guidance. Combined with a much higher than expected R/kg gold price, our margins are dramatically improved, enabling Harmony to repay its debt and finance the development of Golpu",   said Graham Briggs, chief executive officer.

Issued by Harmony Gold Mining Company Limited

For more details contact:

Henrika Ninham
Investor Relations Manager
+27(0) 82 759 1775

Marian van der Walt
Executive: Corporate and Investor Relations
+27(0) 82 888 1242

Corporate office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

Listing codes:
JSE: HAR
NYSE: HMY

ISIN no:
ZAE000015228

Registration no: 1950/038232/06

Harmony Gold Mining Company Limited (Harmony), a world-class gold mining and exploration company, has operations and assets in South Africa and Papua New Guinea. Harmony, which has more than 60 years' experience in the industry, is the third largest gold producer in South Africa. Our assets include 9 underground mines and 1 open pit operation and several surface sources in South Africa. Our assets in PNG – an open pit mine (Hidden Valley), as well as the significant Golpu project – are held in a joint venture. We also own several exploration tenements, in Papua New Guinea.

The company's primary stock exchange listing is on the JSE with a secondary listing on the New York Stock Exchange. The bulk of our shareholders are in South Africa and the United States. Additional information on the company is available on the corporate website, www.harmony.co.za.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 05, 2015

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director